Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated June 18, 2013

Registration No. 333-187112

ATWOOD OCEANICS, INC.

6.50% Senior Notes due 2020

Issuer:	Atwood Oceanics, Inc.
Ratings (Moody’s/S&P):	Ba3 / BB*
Note Type:	Senior Unsecured Notes
Pricing Date:	June 18, 2013
Settlement Date:	June 21, 2013 (T+3)
Maturity Date:	February 1, 2020
Principal Amount:	$200,000,000
Gross Proceeds:	$208,500,000
Coupon:	6.500%
Public Offering Price:	104.250% plus accrued and unpaid interest, if any, from February 1, 2013
Yield to Worst:	5.444%
Spread to Benchmark Treasury:	402 basis points
Benchmark Treasury:	U.S. Treasury 3.625% due February 15, 2020
Interest Payment Dates:	February 1 and August 1, with next interest payment date on August 1, 2013
Optional Redemption:

Make-whole call at any time prior to February 1, 2016

On or after the following dates and at the following redemption prices (expressed as a percentage of principal amount), plus accrued and unpaid interest, if any, on the notes redeemed during the periods indicated below:

	Date	Percentage
	February 1, 2016	103.250%
	February 1, 2017	101.625%
	February 1, 2018 and thereafter	100.000%

Equity Clawback:	Up to 35% at 106.500% prior to February 1, 2015
Change of Control:	101% plus any accrued and unpaid interest
CUSIP / ISIN:	050095AM0 / US050095AM05
Joint Book-Running Managers:	Barclays Capital Inc. Wells Fargo Securities, LLC Credit Suisse Securities (USA) LLC DNB Markets, Inc. Goldman, Sachs & Co.
Senior Co-Managers:	Credit Agricole Securities (USA) Inc. Global Hunter Securities, LLC HSBC Securities (USA) Inc. ING Financial Markets LLC Raymond James & Associates, Inc. Skandinaviska Enskilda Banken AB (publ)

* Note: A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time.

Pro Forma Ratio of Earnings to Fixed Charges

The ratio of earnings to fixed charges disclosure on page S-18 of the preliminary prospectus is supplemented as follows:

Pro Forma(1)
	Year Ended September 30, 2012	Six Months Ended March 31, 2013
Ratio of earnings to fixed charges	6.8x	6.3x

(1)	The pro forma calculation assumes that the notes were issued on, and accrued interest from, October 1, 2011 for the year ended September 30, 2012 and October 1, 2012 for the six months ended March 31, 2013 and that the net proceeds were used, on the first day of each fiscal quarter, to reduce amounts outstanding under our senior secured revolving credit facility at the end of such quarter. The calculation also assumes that such net amount outstanding under the credit facility, if any, was outstanding for the full fiscal quarter.

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The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling, Barclays Capital Inc. at (888) 603-5847, Wells Fargo Securities, LLC at 800-326-5897, Credit Suisse Securities (USA) LLC at (212) 325-2000, DNB Markets, Inc. at (212) 681-3800 or Goldman, Sachs & Co. at 1-866-471-2526.